Exhibit 3

SIDE AGREEMENT

SIDE AGREEMENT, dated as of June 13, 2020 (this “Agreement”), entered into by and among AgroFresh Solutions, Inc., a Delaware corporation (the “Company”), PSP AGFS Holdings, L.P., a Delaware limited partnership (“Investor”) and Rohm and Haas Company, a Delaware corporation (together with its affiliates, “Dow”).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Investor is entering into an Investment Agreement, dated as of the date hereof (the “Investment Agreement”), with the Company, pursuant to which the Company will issue shares of the Company’s Preferred Stock (the “Preferred Stock”) to the Investor on the terms set forth therein, and the Investor is entering into a Voting and Support Agreement, dated as of the date hereof (the “Voting Agreement”) with Rohm and Haas Company.

NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1
Dow Director nomination

(a)       In the event that (i) Investor or any of its Affiliates exercises its designation rights set forth in Section 5.13 of the Investment Agreement and elects to designate a number of directors to the Board that, but for operation of the provisions of this clause (a), would constitute at least 50% of the total directors on the Board and (ii) Dow beneficially owns at least 20% of the Company’s Common Stock on a fully diluted, “as-converted basis,” the Company and the Board shall increase the size of the Board by one member and, subject to the next paragraph, the Board shall appoint the designee selected by Dow to assume the newly created position (the “Dow Director Designee” and if appointed, the “Dow Director”), which right will not limit or modify Dow’s rights with respect to its ownership of the Series A Preferred Stock and any Board designation rights associated therewith. For purposes of this Agreement, “as-converted basis” (i) means all outstanding shares of the Company’s Common Stock calculated on a basis in which all shares of Company’s Common Stock issuable upon conversion of the outstanding shares of the Preferred Stock (at the Conversion Price in effect on the date of determination as set forth in the applicable Certificate of Designation) are assumed to be outstanding as of such date and (ii) for the avoidance of doubt, shall be determined without applying the Ownership Limitation.

As a condition to the appointment of any Dow Director Designee to the Board, Dow will cause each Dow Director Designee to make himself or herself reasonably available for interviews and consent to such customary reference and background checks as the Board may reasonably request to determine such Person’s eligibility and qualification to serve as a director of the Company.

All of the rights of Dow set forth in this Article 1 will automatically terminate at such time as (i) the Investor no longer has the right pursuant to Section 5.13 of the Investment Agreement to appoint at least 50% of the members of the Board and (ii) Dow no longer beneficially owns at least 20% of the Company’s Common Stock on a fully diluted, “as-converted basis.” At any time thereafter, at the written request of the Board, the Dow Director shall immediately resign, and Dow shall cause the Dow Director immediately to resign.

If Dow exercises its designation rights in accordance with the provisions of this Article 1, the Company and the Board shall (i) include the Dow Director Designee as a nominee on the slate of nominees recommended by the Board (whether in the Company’s Proxy Statement or otherwise) for election as directors of the Company at each of the Company’s meetings of stockholders or action by written consent at which directors are to be elected and use its reasonable efforts to cause the election of the Dow Director Designee to the Board, (ii) recommend that the Company’s stockholders vote in favor of the Dow Director Designee, (iii) support such nominee with substantially the same level of efforts and support as is used and/or provided for the other director nominees of the Company with respect to the applicable meeting of stockholders, (iv) cause the Board to have sufficient vacancies to permit such Dow Director Designee to be elected as members of the Board and (v) so long as the Dow Director Designee is eligible to be so designated in accordance with this Article 1, not take any action to remove such person as such a director without cause without the prior written consent of Dow. Dow shall not be required to comply with the advance notice provisions generally applicable to the nomination of directors by the Company so long as Dow provides reasonable advance notice to the Company of the Dow Director Designee prior to the mailing of the Proxy Statement by the Company (provided, that the Company shall provide reasonable advance notice to Dow of the expected mailing date). For the avoidance of doubt, failure of the stockholders of the Company to elect the Dow Director Designee to the Board shall not affect the right of Dow to nominate directors for election pursuant to this Article 1 in any future election of directors.

(b)       Notwithstanding anything to the contrary herein, as a condition to the Dow Designee’s election to the Board or nomination for election as a director of the Company at any meeting of the Company’s stockholders, Dow and the Dow Designee must provide to the Company:

(i)       all information reasonably requested by the Company that is required to be or is customarily disclosed for directors and candidates for directors in a proxy statement or other required filings in accordance with applicable Law, any stock exchange rules or listing standards or the Company Charter Documents, in each case, relating to the Dow Designee’s election as a director of the Company;

(ii)        all customary information reasonably requested by the Company in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal or regulatory obligations, in each case, relating to the Dow Designee’s nomination or election, as applicable, as a director of the Company; and

(iii)       an undertaking in writing by the Dow Designee (A) to be subject to, bound by and duly comply with the code of conduct in the form agreed upon by the other directors of the Company and (B) to waive notice of and recuse himself or herself from any meetings,

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deliberations or discussion of the Board or any committee thereof regarding any transactions which would result in an actual conflict of interest under applicable Law.

(c)       The Company will offer the Dow Director an opportunity to sit on each regular committee of the Board that (i) has the Investor Designee as a member and (ii) does not have the Series A Director (as such term is defined in the Company’s certificate of designation of the Series A Preferred Stock) as a member, to the extent permitted by applicable Law and NASDAQ rules (including as required to ensure that the Audit Committee satisfies any independence requirements under NASDAQ rules). If the Dow Director fails to satisfy the applicable qualifications under Law or stock exchange rule to sit on any committee of the Board that (x) has the Investor Designee as a member and (y) does not have the Series A Director as a member, then the Board shall offer the Dow Director the opportunity to attend (but not vote) at the meetings of such committee as an observer.

(d)       In the event of the death, disability, resignation or removal of a Dow Director as a member of the Board, so long as (i) the Investor or any of its Affiliates has designated or continues to have the right to designate a number of directors to the Board which constitutes at least 50% of the total directors on the Board and (ii) Dow beneficially owns at least 20% of the Company’s Common Stock on a fully diluted, “as-converted basis,” Dow may designate a Dow Director Designee to replace such director and the Company and the Board shall cause such Dow Director Designee to fill such resulting vacancy.

(e)       The Company shall indemnify the Dow Director and provide the Dow Director with director compensation and director and officer insurance to the same extent as it indemnifies and provides such insurance to other members of the Board, pursuant to the Company Charter Documents, the DGCL or otherwise and the Company shall maintain in effect any such director and officer insurance in a manner that is no less favorable to the Dow Director than the manner in which the Company provides and maintains director and officer insurance (“D&O Insurance”) for the benefit of other directors on the Board. The Company acknowledges and agrees that the Company shall be the indemnitor of first resort with respect to any indemnification, advancement of expenses and/or insurance provided in the Company’s certificate of incorporation, bylaws and/or any indemnification agreement entered into between the Company and the Dow Directors (such that the Company’s obligations to such indemnitees are primary).

(f)       To the fullest extent permitted by the DGCL, and subject to any express agreement that may from time to time be in effect (including this Agreement) and applicable confidentiality obligations and securities law requirements, the Company agrees that any Dow Directors, Dow and any Affiliate or any Representative thereof (collectively, “Covered Persons”) may, and shall have no duty not to, directly or indirectly, (i) invest in, carry on and conduct, whether as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, or otherwise, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its Affiliates or any other person with which any of the Company or its Affiliates has

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a business relationship; and/or (iii) make investments in any kind of property in which the Company or its Affiliates may make investments. To the fullest extent permitted by the DGCL, the Company renounces any interest or expectancy in any business or investments of any Covered Person as currently conducted or as may be conducted in the future, and waives any claim against a Covered Person. The Company agrees that in the event that a Covered Person acquires knowledge of a potential transaction or matter which may constitute a corporate opportunity for both (x) the Covered Person outside of his or her capacity as a member of the Board and (y) the Company or its Subsidiaries, the Covered Person shall not have any duty to offer or communicate information regarding such corporate opportunity to the Company or its Subsidiaries. To the fullest extent permitted by the DGCL, the Company hereby renounces any expectancy in any potential transaction or matter of which the Covered Person acquires knowledge, except for any corporate opportunity which is expressly offered to a Covered Person specifically and only in his or her capacity as a member of the Board, and waives any claim against each Covered Person that such Covered Person is liable to the Company or its stockholders for breach of any fiduciary duty solely by reason of the fact that such Covered Person (A) pursues or acquires any corporate opportunity for its own account or the account of any Affiliate or other person, (B) directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to another Person or (C) does not communicate information regarding such corporate opportunity to the Company; provided that, in each such case, any corporate opportunity which is expressly offered to a Covered Person specifically and only in his or her capacity as a member of the Board shall belong to the Company.

(g)       For the avoidance of doubt, (i) any Dow Director shall be subject to all policies and procedures of the Company applicable to members of the Board generally and (ii) Dow shall not be subject to any insider trading policy of the Company or any of its Subsidiaries.

Article 2

Miscellaneous

Section 2.01 Registration Rights. Notwithstanding anything to the contrary in that certain Investor Rights Agreement, dated July 31, 2015, by and among Rohm and Haas Company, the Company and the other parties thereto (the “Investor Rights Agreement”):

(a)       Section 2(d) of the Investor Rights Agreement is hereby amended to replace clause (i) as follows: “first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) and any shares of Common Stock held by PSP AGFS Holdings, L.P., a Delaware limited partnership (“PSP Investor”) (pro rata based on the number of Registrable Securities that such Holders have requested be included and number of shares of Common Stock that PSP Investor has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that such Holders have requested be included and the number of shares of Common Stock that PSP Investor has requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities”; and

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(b)       Section 3(b) of the Investor Rights Agreement is hereby amended to replace:

(i)       clause (i)(B) as follows: “(B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 3(a) and any shares of Common Stock held by PSP Investor, Pro Rata, that can be sold without exceeding the Maximum Number of Securities”; and

(ii)       clause (ii)(B) as follows: “(B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 3(a) and any shares of Common Stock held by PSP Investor, Pro Rata, that can be sold without exceeding the Maximum Number of Securities.”

(c)       Rohm and Haas Company hereby agrees that (i) the Investor will have third party beneficiary rights to enforce the Investor Rights Agreement with respect to Investor’s rights thereunder (as amended by this Section 2.01) and (ii) Rohm and Haas Company will not further amend Section 2(d) or Section 3(b) of the Investor Rights Agreement with respect to Investor’s rights thereunder without Investor’s prior written consent.

Section 2.02 Amendments; Termination. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. This Agreement may be terminated by an agreement in writing and signed by all parties hereto, and upon termination of this Agreement, no party shall have any further obligations or liabilities under this Agreement.

Section 2.03. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto.

Section 2.04. No Partnership, Agency or Joint Ventures. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

Section 2.05. No Third Party Beneficiaries. The Company, Rohm and Haas Company and the Investor agree that (a) the agreements set forth herein are solely for the benefit of the

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parties hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 2.06. Governing Law. This Agreement and any dispute based upon or arising out of this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 2.07. Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 2.08. Counterparts. This Agreement may be executed in any number of counterparts and signatures may be delivered by facsimile or in electronic format, each of which may be executed by less than all the parties, each of which shall be enforceable against the parties actually executing such counterparts and all of which together shall constitute one instrument.

Section 2.09. Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement and the balance of this Agreement shall be enforceable in accordance with its terms.

Section 2.10. Specific Performance. The parties agree that irreparable damage would occur and the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as provided in the following sentence. It is accordingly agreed that, the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement from the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), without proof of actual damages, without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 2.11. Capitalized Terms. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Investment Agreement in effect as of the date hereof.

Section 2.12. Capacity. Rohm and Haas Company is signing this Agreement solely in Rohm and Haas Company’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions of Rohm and Haas Company or any affiliate, employee, designee or representative of Rohm and Haas Company or

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any of its affiliates in any other capacity, including, if applicable, as an officer or director of the Company or any of its Subsidiaries.

Section 2.13. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if e-mailed, mailed or transmitted and confirmed by any standard form of telecommunication (each a “Notice”) so long as such Notice is addressed to the intended recipient thereof as set forth below:

if to the Company:	AgroFresh Solutions, Inc. One Washington Square 510-530 Walnut St., Suite 1350 Philadelphia, PA 19106 Attention: Thomas Ermi, Executive Vice President & General Counsel Email: termi@agrofresh.com
with a copy to:	Greenberg Traurig, LLP 1750 Tysons Boulevard, Suite 1000 McLean, VA 221202 Attention: Jason Simon Email: simonj@gtlaw.com
if to the Investor:	c/o Paine Schwartz Partners, LLC 475 Fifth Avenue, 17th Floor New York, NY 10017
	Attention:	Kevin Schwartz Alexander Corbacho Renata Malavazzi
	Email:	kschwartz@paineschwartz.com acorbacho@paineschwartz.com rmalavazzi@paineschwartz.com

with a copy to:	Kirkland & Ellis LLP 300 N LaSalle Chicago, IL 60654
	Attention:	Corey D. Fox, P.C. Ross Leff, P.C. Maggie Flores Peter Stach
	Email:	cfox@kirkland.com ross.leff@kirkland.com maggie.flores@kirkland.com peter.stach@kirkland.com

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if to Rohm and Haas Company to:	Jonathan P. Wendt Dow Inc., Director – Office of the Corporate Secretary and Affiliated Companies 2211 H.H. Dow Way Midland, MI 48674 Office: 989.638.2343 Email: jonathan.wendt@dow.com
with a copy to:	Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022-6069 Attention: Richard Alsop Email: richard.alsop@shearman.com

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

AGROFRESH SOLUTIONS, INC.
By:	/s/ Jordi Ferre
	Name:	Jordi Ferre
	Title:	Chief Executive Officer

[Signature Page to Side Agreement]

PSP AGFS HOLDINGS, L.P.
By:	Paine Schwartz Food Chain Fund V GP, L.P.
Its:	General Partner

By:	Paine Schwartz Food Chain Fund V GP, Ltd.
Its:	General Partner

By:	/s/ Kevin Schwartz
	Name:	Kevin Schwartz
	Title:	Director

[Signature Page to Side Agreement]

Rohm and Haas Company
By:	/s/ Mark Gibson
	Name:	Mark Gibson
	Title:	Chief Financial Officer

[Signature Page to Side Agreement]